

March 7, 2014

<u>Via E-mail</u>
Mr. Alan Schroering
Chief Financial Officer
Industrial Services of America, Inc.
7100 Grade Lane
PO Box 32428
Louisville, Kentucky 40232

  RE: **Industrial Services of America, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed April 1, 2013
     File No. 0-20979

Dear Mr. Schroering:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ John Cash

          John Cash
          Accounting Branch Chief